Exhibit 99.2

POWERING AHEAD 2022 ANNUAL REVIEW    I For the year ended January 31, 2022

WE EXIST TO CREATE NEW WAYS TO MOVE PEOPLE, SO THAT EXPERIENCES ARE MEASURED IN EMOTION RATHER THAN DISTANCE. WE REIMAGINE THE WAY YOU ACCESS YOUR WORLD. OUR PEOPLE ARE INFORMED OPTIMISTS WHO SEE THE WORLD AS ONE BIG OPPORTUNITY, WITH NO BOUNDARIES TO THE ROAD OR THEIR AMBITIONS. AS NAVIGATORS, THEY ALWAYS FIND A WAY TO OVERCOME ANY BARRIER. THIS MENTALITY ALLOWS THEM TO NATURALLY LEAD, WHICH IS DISPLAYED IN BOTH WORK AND PLAY.

OUR VALUES THEY MAKE OUR CULTURE UNIQUE, INFORM HOW WE ACT, AND DRIVE WHAT WE MAKE. PASSION TO KEEP MOVING Passion informs everything we do and is an integral part of every value we have. If it’s not done with passion, it’s not BRP. It’s passion you can feel. TRUST TO BUILD STRONG PARTNERSHIPS We take care of our people like family. We act with integrity. People can count on us like we count on them. It’s that simple. DRIVE TO DELIVER ON OUR COMMITMENTS We say what we do. We do what we say. No excuses. Only sheer determination. Relentless drive and love of the ride push us ahead. While we live for the ride, we always arrive at destination. INGENUITY TO DEFY CONVENTIONS We’re not afraid to see things differently. Constant curiosity makes us the first to uncover new solutions. We question. We innovate. We progress. Relentlessly. BRP I 2022 ANNUAL REVIEW I 1

POWERING AHEAD Letter to shareholders for the year ended January 31, 2022 – José Boisjoli FY22 has been exceptional in many ways and will be a year to remember for BRP and all its stakeholders. Our talented teams navigated in a volatile environment to build on last year’s momentum and deliver the Company’s strongest financial results to date. Despite managing through supply chain disruptions and low network inventory, we were able to outpace the industry in retail sales in North America and continue gaining market share in powersports. In addition, we increased production capacity and introduced several new market-shaping products, positioning us well for the future as we continue powering ahead. ATTAINED RECORD FINANCIAL RESULTS In FY22, we reached historical financial milestones on several fronts, with revenues of $7.6 billion, up 28% over FY21. Diluted earnings per share more than doubled to $9.31 and Normalized1 diluted earnings per share increased 84% to $9.92, ending above our guidance range between $9.00 and $9.75. This exceptional performance was driven by continued strong consumer demand, the solid execution of our team, and our manufacturing agility. In fact, consumer interest for powersports is not slowing down. Customer repurchase rates, website visits and pre-orders for many products are higher than they have ever been. Likewise, new entrants, who historically accounted for about 20% of buyers, now represent closer to 30%, and have a more diversified profile than our traditional customers. These are all positive trends for medium to long-term growth in our industry. Despite this surge in consumer demand, our low level of network inventory, coupled with ongoing supply chain disruptions, limited our ability to fully meet demand and grow retail in FY22. LEVERAGED OUR MODULAR DESIGN APPROACH AND GAINED MARKET SHARE The shortage of key components, combined with the logistics congestion at different ports worldwide, created significant supply chain disruptions in the latter part of the year. The limited availability of semiconductors resulted in some of our units having to be retrofitted, thus increasing our work in process and creating delays in the timing of certain deliveries. That said, we took advantage of our modular design approach and diversified product portfolio to leverage common components across our different product lines based on seasonality. This strategy allowed us to optimize production output as well as maximize shipments and retail. 1 See Non-IFRS measures section on p. 33.

As a result, we continued to outpace the industry in North America in FY22. Although our retail performance was down 6% for the year, the industry decreased mid-teen%. We ended the year with about 30% market share, gaining about three percentage points over FY21, or about 10 percentage points over the past six years. Ski-Doo, Sea-Doo and Can-Am 3WV closed their seasons with the no. 1 position in their respective markets. These gains reflect the traction of our strong brands and the dedication of our teams. WELL-POSITIONED TO CONTINUE OUTPACING THE INDUSTRY During FY22, we increased our production capacity and introduced several market-shaping products. We expect that these initiatives will allow us to gain market share in existing segments and expand our addressable market into adjacent segments, positioning us well to continue to outpace the industry. Furthermore, with investments of over $600 million in capital expenditures and nearly $300 million in research and development this year, we expect to remain ahead of the curve. In terms of capacity projects, we completed the ramp-up of Juárez 3 (SSV) and Querétaro (PWC), effectively increasing capacity by 50% and 30% respectively. We also successfully repurposed our Sturtevant facility to assemble the Sea-Doo Switch. Furthermore, given the strong demand for SSVs and our ongoing market share gains, we announced the start of the phase II expansion of our Juárez 3 facility, with the objective of doubling its production capacity. Production ramp up is planned in the first quarter of FY24. We introduced new products across all our product lines which generated excitement among dealers and consumers alike, including the Sea-Doo Switch which is seen as a game changer for the pontoon category. FY22 also marked the highly successful introduction of Lynx snowmobiles to North America. BRP I 2022 ANNUAL REVIEW I 3 Moreover, we announced a $300 million investment over the next five years to electrify each of our existing product lines by the end of calendar 2026. Furthermore, with the motorcycle industry shifting to electric, we seized the opportunity to reclaim our motorcycle heritage and announced our first EV models to the market. The upcoming launch in mid-2024 of our all-electric lineup of Can-Am 2-wheel motorcycles is expected to further solidify our dealer value proposition, attract new consumers and, ultimately, drive future growth. BALANCED CAPITAL ALLOCATION AND SOLID FINANCIAL POSITION We generated $770 million of cash flow from operations in FY22, lower than last year, as our higher profitability was partially offset by unfavourable changes in working capital. These variations were primarily driven by higher raw material and work in process inventory, which were negatively impacted by supply chain disruptions. We deployed our capital in a balanced manner, using cash mainly to invest in capital expenditures, repay debt and repurchase shares for $682 million through the combination of a Substantial Issuer Bid and Normal Course Issuer Bid. We ended the year in a solid financial position with a net debt to Normalized1 EBITDA ratio of 1.2x. CONFIDENT FOR THE FUTURE Looking ahead, we expect to deliver another record year in FY23. Our guidance calls for solid growth ranging between 24% and 29% in revenues, and between 11% and 14% in diluted Normalized1 EPS. We are confident about achieving this profitability objective and sustaining growth in FY24 and beyond based on multiple growth drivers. These include ongoing consumer interest in powersports, robust demand for our product lineups, and disruptive product introductions, namely with new boats powered by our new Ghost engine family. Furthermore, we expect to leverage additional production capacity and the upcoming replenishment cycle, combined with opportunities related to new entrants and our investment in electric vehicles. Additionally, at the beginning of FY23, we proudly launched our CSR25 program, which clearly reflects our intention to be the industry leader in corporate citizenship and to reinvent how we move people in a more sustainable way. The program includes more ambitious environmental targets than ever before, and concrete initiatives for 2025 and beyond. It also strengthens our commitment to giving back to the communities where we are present. To ensure we can have the most lasting impact, we are rallying our whole organization and our full network around one global cause, Riding Out Intimidation. In closing, I would like to thank all our stakeholders for their agility, dedication and resilience in this challenging period. More particularly, our employees and suppliers for their relentless efforts, as well as our dealers and consumers for their patience and loyalty. Lastly, I thank my fellow Board members for their judicious advice, and our shareholders for their ongoing support of BRP. JOSÉ BOISJOLI President and CEO 1 See Non-IFRS measures section on p. 33.

FINANCIAL HIGHLIGHTS

FISCAL YEAR 2022

REVENUE BASE BY CATEGORY
At 31/01/22


45%
33%
15%
7%

- YEAR-ROUND PRODUCTS
- SEASONAL PRODUCTS
- POWERSPORTS, PA&A AND OEM ENGINES
- MARINE GROUP

REVENUE BASE BY GEOGRAPHY
At 31/01/22


55%
28%
17%

- UNITED STATES
- INTERNATIONAL
- CANADA

TOTAL REVENUES
CA$ millions / At 31/01/22

CAGR* 14.5%

18[2]	4,453
19	5,244
20	6,053
21	5,953
22	**7,648**

NET INCOME
CA$ millions / At 31/01/22

CAGR* 35.0%

18[2]	239.1
19	227.3
20	370.6
21	362.9
22	**794.6**

NORMALIZED EBITDA[1]
CA$ millions / At 31/01/22

CAGR* 28.5%

18[2]	536.2
19	655.9
20	804.4
21	999.0
22	**1 462.1**

NORMALIZED EARNINGS PER SHARE – DILUTED[1]
CA$ / At 31/01/22

CAGR* 44.6%

18[2]	2.27
19	3.10
20	3.83
21	5.39
22	**9.92**

EARNINGS PER SHARE – DILUTED
CA$ / At 31/01/22

CAGR* 43.3%

18[2]	2.21
19	2.28
20	3.96
21	4.10
22	**9.31**

SHARE PRICE
DOO MONTHLY CLOSING PRICE IN CA$


91.95
FEBRUARY 2021
MARCH
APRIL
MAY
JUNE
JULY
AUGUST
SEPTEMBER
OCTOBER
NOVEMBER
DECEMBER
105.65
JANUARY 2022

DOO PERFORMANCE[3]
OVER THE LAST YEARS IN CA$


BRP
S&P/TSX
100.00
194.56
145.74
262.53
327.50
413.05
100.00
106.65
107.16
123.23
127.49
159.43
2017
2018
2019
2020
2021
2022

[1] See Non-IFRS measures section on p. 33.
[2] Restated to reflect the adoption of *IFRS 15 "Revenue from contracts with customers"* and *IFRS 9 "Financial instruments"* standards as explained in Note 31 of the audited consolidated financial statements for the year ended January 31, 2019.

[3] Illustrates the cumulative return on a $100 investment in the Subordinate Voting Shares, with dividend reinvestments, compared to the cumulative return on the S&P/TSX Composite Index for the five-year period commencing on February 1, 2017 and ending on January 31, 2022, being the last trading day of Fiscal 2022.
* Compound Annual Growth Rate since January 31, 2018.

BRP I 2022 ANNUAL REVIEW I 4

ADVENTURE BY DESIGN WE ARE A GLOBAL LEADER IN THE WORLD OF POWERSPORTS PRODUCTS, PROPULSION SYSTEMS AND BOATS, BUILT ON 80 YEARS OF INGENUITY AND INTENSIVE CONSUMER FOCUS. BRP I 2022 ANNUAL REVIEW I 5

COMPANY OVERVIEW (As of January 31, 2022) $7.6B ANNUAL SALES CLOSE TO 20,000 DRIVEN, RESOURCEFUL EMPLOYEES WORLDWIDE TSX: DOO NASDAQ: DOO0 AN EXTENSIVE GLOBAL DISTRIBUTION NETWORK: 3,250+ DEALERS WORLDWIDE 120+ COUNTRIES WHERE OUR PRODUCTS ARE AVAILABLE COMPANY OVERVIEW (As of January 31, 2022) $7.6B ANNUAL SALES CLOSE TO 20,000 DRIVEN, RESOURCEFUL EMPLOYEES WORLDWIDE TSX: DOO NASDAQ: DOO0 AN EXTENSIVE GLOBAL DISTRIBUTION NETWORK: 3,250+ DEALERS WORLDWIDE 120+ COUNTRIES WHERE OUR PRODUCTS ARE AVAILABLE Manufacturing sites                Distributor Network    Dealership Network BRP I 2022 ANNUAL REVIEW I 6

OUR PRODUCT LINES 8 ICONIC BRANDS BRP I 2022 ANNUAL REVIEW I 7

POWERSPORTS YEAR-ROUND PRODUCTS Our year-round products are designed to enable even more people to find the feeling of freedom they seek. By breaking down barriers, providing inspiration, and connecting people with their communities, as well as constantly pursuing product innovation, the Can-Am brand is spearheading the industry of tomorrow. BRP I 2022 ANNUAL REVIEW I 8

MARKET INDICATORS 3,467.5 Million CA$ Global sales for the year ended on January 31, 2022 22.8% Global sales vs FY21 BRP I 2022 ANNUAL REVIEW I 9

OUR 3WV HAVE BEEN CHANGING THE FACE OF RIDING IN MULTIPLE WAYS SINCE 2007, AND EVEN MORE SO SINCE 2019. IN FY22, WE CONTINUED TO OUTSTRIP THE MOTORCYCLE INDUSTRY IN OPENING THE ROAD AND BRINGING THE THRILL OF THE RIDING EXPERIENCE TO ALL, AND OUR EFFORTS WERE RECOGNIZED AROUND THE WORLD. #WECANALLRIDE STREAKING AHEAD WITH CAN-AM ON-ROAD Retail sales for Can-Am On-Road continued to break records in FY22, with a solid growth compared to the previous year. In fact, the size (in number of retail units) of the Can-Am On-Road business in North America is now triple what it was in FY18. OPENING THE ROADS TO MORE PEOPLE Can-Am Ryker is attracting more new entrants than ever before, and is proudly welcoming younger and more diverse owners than the motorcycle industry average. In FY22, 55% of Ryker buyers had never owned a motorcycle, an increase from the previous year, and better than the 34% industry average. Additionally, according to the statistics collected by the US Department of Motor Vehicles, 70% of owners were under 55, 38% identified as female, and 49% as ethnically non-European, compared to motorcycle industry averages of 65%, 21% and 32% respectively (Source: IHS Data US Ryker vs On-Hwy Market). MAKING OUR MARK FOR WOMEN OF ON-ROAD Our Facebook community’s membership increased . by 70% to reach 11,800, while the campaign was recognized with nearly 20 awards from around the globe, including for “Engaged Community” (US Effie Awards), and “Demonstrated Growth” (ANA Multicultural Excellence Awards). PROVIDING THE KEY TO RIDE Our Rider Education program is still key to enabling a wider range of people to access the sport. Registrations to obtain a licence for a Can-Am 3WV at our 150+ partner riding schools in North America continued to rise, by 8% to 15,000 in FY22. GROWING THE CAN-AM RYKER FAMILY In keeping with our mission of increasing access to the open road, we brought the Can-Am Ryker Rally to the next level, making it more capable, rugged, and fun. We have also introduced the new Can-Am Ryker Sport to address the demand for a more sporty, convenient and comfortable Ryker with premium features. ON-ROAD BRP I 2022 ANNUAL REVIEW I 10

CAN-AM OFF-ROAD VEHICLES CONTINUE TO STOKE ENTHUSIASM FOR OFF-ROAD LIVIN’, WHETHER ON THE RANCH, ON THE TRAIL, OR ANYWHERE IN BETWEEN. PROVIDING EVERYTHING NEEDED TO HAUL TIMBER, HUNT, RACE, OR TAKE ON ANY LANDSCAPE, WITH A HOST OF ADEPTS TO SHOW HOW IT’S DONE, THE BRAND IS CONTINUING TO GROW IN POPULARITY. GAINING GROUND THROUGH STRONG MOMENTUM IN NORTH AMERICA The brand reached an all-time high in consideration of our products for purchase of 57% among off-road consumers, leading to market share gains. Side-by-side vehicles (SSV) pulled ahead of the competition to become the second player in market share in the SSV Ute-Rec segment, by far the largest of the industry. Meanwhile, all-terrain vehicles (ATV) maintained overall market share in a growing industry, grabbing the top spot in the Top Rec-Ute segment. The volume of new entrants purchasing Can-Am Off-Road was up 40% for SSV and up 22% for ATV, compared to FY21. CONNECTING WITH OUR COMMUNITIES Can-Am Off-Road communities are varied, going from hunters to racers. Our brand platform Off-Road Livin’ celebrates them all, showcasing real people and real stories that generate positive sentiment and inspire strong connection with the brand. On October 8, Can-Am initiated the first ever International Off-Road Day, a global, culturally relevant moment for the off-road community, with group rides, and events with ambassadors, consumers and dealers around the world. PARTNERING WITH CHAMPIONS Across the globe, over 60 ambassadors, covering a wide range of passions, set the scene for Can-Am storytelling and engaging with different communities. They embody who we are and fully embrace Off-Road Livin’. Their partnership has increased engagement with the brand by 28% compared to last year. SWEEPING THE PODIUMS We’ve won all top three positions at the prestigious King of the Hammers SSV race three years in a row – something no other brand has ever done. It’s been five years running at the Dakar Rally. And we’ve been putting in consistent appearances at the top of the podium wherever our racers compete, winning first place at the Baja 1000 in Turbo and Open Division, at the UTV World Championships, and at the Mint 400 in the Turbo, Unlimited, and Rally classes. PUSHING THE BOUNDARIES OF PERFORMANCE To celebrate 10 years since entering the side-by-side category, Can-Am completely redesigned the Commander, allowing us to gain significant market share points in the segment. Always upping the ante, we also became, in FY22, the first side-by-side manufacturer to offer a 200 hp engine, with the refined Turbo RR powerpack for the Maverick X3, leading the category. BRP I 2022 ANNUAL REVIEW I 11

POWERSPORTS SEASONAL PRODUCTS Our snowmobiles and our personal watercraft were the first in their categories, and continue to lead the industry. This has not stopped them from continuing to chart new territories, introducing even more people to a lifestyle of outdoor fun. BRP I 2022 ANNUAL REVIEW I 12

MARKET INDICATORS 2,524.1 Million CA$ Global sales for the year ended on January 31, 2022 38.3% Global sales vs FY21 BRP I 2022 ANNUAL REVIEW I 13

THE ORIGINAL RECREATIONAL SNOWMOBILE, SKI-DOO CONTINUES TO WIN THE HEARTS AND MINDS OF ALL SNOW-LOVERS, AS CONTINUED MARKET SHARE GAINS AND A RISE IN NEWCOMERS SHOW. IT OWES ITS SUCCESS TO RELENTLESS INNOVATION, AND A LOYAL COMMUNITY OF ENTHUSIASTIC RIDERS WHO LOVE TO SHARE THEIR PASSION.
CONTINUING TO BREAK COMMERCIAL RECORDS
For the third year in a row, Ski-Doo achieved a new record-high market share, remaining the #1 brand in North America. Demand for snowmobiles was so strong that spring 2021 orders were higher than ever before, setting a record never seen in the 63 years of Ski-Doo’s existence.
CREATING CONNECTIONS WITH ALL RIDERS
Ski-Doo’s focus this year was on creating engaging content that evokes That Ski-Doo Feeling, as well as being present for its community. We were able to connect in meaningful ways with all riders, experienced or new entrants. The percentage of newcomers doubled, from 3% to 6%.
GENERATING A BUZZ AMONG RIDERS WITH THE INDUSTRY’S FIRST SEMI-AUTOMATIC SUSPENSION
Smart-Shox, the most intuitive suspension ever unleashed on a snowmobile, adjusts shocks automatically, up to 50 times per second, offering never-before-seen handling and comfort on every ride, regardless of the terrain or riding style. Introduced in FY22, riders couldn’t get enough: the number of customers who chose this option surpassed our expectations.
BRP I 2022 ANNUAL REVIEW I 14
DEBUTING THE MOST POWERFUL SKI-DOO EVER
This year, we brought back our legendary Mach Z muscle sled featuring our new Rotax 900 ACE Turbo R. Our riders know that the heart of any muscle sled is the engine and we delivered an eyeball-flattening 180 hp with exclusive launch control for the quickest holeshot. Sales of the limited edition of the Mach Z with our new engine were far above our target, with more than double the number of units planned.

FOR 55 YEARS, LYNX SNOWMOBILES HAVE EARNED A REPUTATION FOR TAMING NORTHERN EUROPEAN WINTERS. WHETHER WORKING OUTDOORS, OR HAVING FUN ON THE TRAILS OR RACE TRACK, LYNX IS KNOWN FOR ITS POWER AND PERFORMANCE. IN 2021, THE #1 SNOWMOBILE BRAND IN EUROPE VENTURED INTO NEW PLAYGROUNDS, BRINGING AN ENTIRELY NEW NORDIC RIDING STYLE TO NORTH AMERICA THAT MANY HARDCORE
ENTHUSIASTS HAD BEEN CRAVING FOR YEARS.
MAINTAINING THE TOP POSITION IN EUROPE
In FY22, Lynx remained the market leader in Europe as the #1 brand in Finland, Sweden and Norway in market share, and the #1 imported brand in Russia. The 2022 lineup was well received by hardcore snowmobilers, and Lynx achieved a record-high number of spring certificates.
OPENING UP THE NORTH AMERICAN MARKET
For the first time in decades, a new sled brand made its way to North America: Lynx. Two models were introduced in February 2021 to pre-order only: the Rave RE for trails, and the BoonDocker for deep snow. The launch was very successful, with sales reaching close to 170% of the first-year target, split 50/50 between models, and owners groups of advanced riders reacting positively to this new sledding experience.
CONTINUING OUR RACING HERITAGE
Petter Nĺrsa from Sweden won the FIM Snowcross World Championship, riding a Lynx, in the brand’s home town of Rovaniemi, Finland! This was the ninth gold medal for a Lynx rider since 2004, when the competition was held for the first time.
BRP I 2022 ANNUAL REVIEW I 15
TRAILBLAZING NEW SUSPENSION TECHNOLOGY
The new PPS3 rear suspension, featured on the Rave RE model, offers more controlled weight transfer and wider comfort zone while maintaining its legendary performance in rough conditions.
DEBUTING THE MOST POWERFUL LYNX EVER
The new Rotax 900 ACE Turbo R, at 180 hp, is our most powerful snowmobile engine to date. The option made its debut on the Lynx Xterrain RE model in FY22, amplifying the thrill of the ride.
EXPANDING WIDE TRACK OFFERING
To better serve its commercial customers, such as ski resorts, Lynx launched the 500 mm wide track 59 Ranger Alpine model. Thanks to this new offering, along with the existing 600 mm wide track 69 Ranger Alpine model, Lynx now has a complete lineup of heavy-duty utility snowmobiles specifically designed for use in challenging alpine conditions.

AFTER INTRODUCING THE FIRST EVER PERSONAL WATERCRAFT OVER 50 YEARS AGO, SEA-DOO IS STILL THE GLOBAL LEADER TODAY. IN FY22, THE SEA-DOO LINEUP BECAME THE MOST COMPLETE EVER FOR FUN ON THE WATER. THE LAUNCH OF AN INDUSTRY-DISRUPTING, ENTRY-LEVEL PONTOON AND A COMPLETE FISHING LINEUP ENABLE A WIDE RANGE OF CUSTOMERS TO LIVE THEIR BEST SEA-DOO LIFE.
OUTSTRIPPING THE COMPETITION
Globally, Sea-Doo’s leading market share continued to increase for the fourth year in a row. In North America, the brand not only kept its #1 spot in all segments this year, but also topped the podium in all markets. More and more people are discovering the joys of living the Sea-Doo Life, with almost 50% of purchases around the world made by first-time PWC buyers.
ENTERING A NEW ERA OF ON-WATER FUN
With the launch of the innovative Sea-Doo Switch in FY22, we are changing the face of the boating world. By reinventing the entry-level offering in the pontoon category, we are making it easier for families to enjoy time on the water. A totally different kind of pontoon, the Switch boasts a completely flexible interior layout that can be easily reconfigured as the day evolves. Playful aesthetics and effortless maneuverability put the focus on fun, and its exceptional affordability makes it more accessible.
We have seen a strong early momentum for the Switch, which almost sold out in its first season. It is also making waves wherever it goes, already earning multiple nominations and awards. The Sea-Doo Switch has received the 2022 Minneapolis Innovation Award in the pontoon boat category, recognizing ground-breaking new consumer marine products.
BRP I 2022 ANNUAL REVIEW I 16
INTRODUCING A FISHPRO FOR EVERYONE
To further expand the fast-growing PWC fishing segment, Sea-Doo also added two new models to its fishing lineup this year, building on the proven popularity of the Sea-Doo FishPro introduced in FY19. The FishPro Trophy targets sport fishing pros with its modular swivel seat, its unique anchoring system, its quick-connect livewell, and a touch screen with fish-finder and navigation system. It was awarded the 2022 Innovation Award at the Miami International Boat Show in the Personal Watercraft category. The FishPro Scout is an affordable option for the occasional angler, and sports a redesigned 51L LinQ fishing cooler, adjustable rod holders, an electronic fish locator and additional storage options.

BY REINVENTING THE ENTRY-LEVEL OFFERING IN THE PONTOON CATEGORY, WE ARE MAKING IT EASIER FOR FAMILIES
TO ENJOY TIME ON THE WATER.

POWERSPORTS PA&A AND OEM
ENGINES
Generating additional revenue beyond our core products, BRP parts, accessories and apparel (PA&A) and Rotax engines for karts and recreational aircraft extend the reach of our brands, and reinforce their reputation for high technology, performance and quality.
BRP I 2022 ANNUAL REVIEW I 18

MARKET INDICATORS
1,143.5 Million CA$
Global sales for the year ended on January 31, 2022
29.5%
Global sales vs FY21
BRP I 2022 ANNUAL REVIEW I 19

PARTS, ACCESSORIES AND APPAREL (PA&A)
BRP PARTS, ACCESSORIES AND APPAREL (PA&A) ARE DESIGNED TO ENHANCE THE OVERALL RIDING EXPERIENCE, AND HAVE CONSTITUTED A STEADILY GROWING BUSINESS FOR THE PAST SEVERAL YEARS, WITH TYPICALLY HIGH PROFIT MARGINS. THEY ARE TAKING ON NEW IMPORTANCE AS THEY BECOME AN INTEGRAL PART OF THE EXPERIENCE – NOT JUST AN ADD-ON – EXTENDING THE FUNCTIONALITY OF OUR PRODUCTS.
REACHING A HISTORIC MILESTONE
The PA&A business surpassed the $1 billion mark in wholesale revenues in FY22 for the first time. Riders have hit the water, the snow, the trails and the road more often than before, increasing product usage which drove higher replacement part revenues. Strong unit retail also generated increased accessories sales, notably thanks to our proprietary LinQ ecosystem, which is now fully deployed across all Powersports brands. Other key sources of growth include XPS Lubricants and Care products, developed by BRP.
DRIVING PURCHASE DECISIONS
Accessories are now well integrated into the customer’s online purchasing journey. When using the “Customize your own” option online, customers receive recommendations for curated bundles of accessories to enhance their experience with the new vehicle. The strategy proved to be very successful with the launch of the new Sea-Doo Switch this year.
BRP I 2022 ANNUAL REVIEW I 20
PERSONALIZING THE EXPERIENCE
In FY22, more than 80 new accessories were launched to complement the new Sea-Doo Switch lineup. This strategy was an integral part of the pontoon’s design – not only enhancing, but fully personalizing the on-board experience. Dealer and customer accessory pre-orders even exceeded expectations, making Sea-Doo Switch the highest dollar-per-unit contributor of all brands in its inaugural year.
PUMPING UP THE VOLUME
In our accessories business, audio systems are all the rage, as riders are looking to enhance their experience and set their soundtrack for the day. These accessories are driving dollar-per-unit growth in most of our brands. Success stories include our Can-Am Ryker Audio System, as well as new premium offerings for our Can-Am Defender and Sea-Doo Switch powered by our collaboration with high-end brand JL Audio.

OEM ENGINES
ROTAX ENGINES ARE NOT JUST THE HEART OF BRP’S PRODUCTS. THEY ALSO LEAD THE LIGHT SPORT AND ULTRALIGHT AIRCRAFT MARKET, AND ARE SUPPLIED TO MORE THAN 80% OF ALL AIRCRAFT MANUFACTURERS IN THIS SEGMENT. ALSO, ROTAX COMBUSTION AND ELECTRIC ENGINES CONTINUE TO MAKE THEIR MARK IN THE KARTING WORLD. DRAWING ON A MORE THAN 100-YEAR HISTORY OF INNOVATION, BRP-ROTAX CONTINUES TO PUSH THE LIMITS OF POWERTRAINS, AS DEMONSTRATED AGAIN THIS YEAR.
FLYING TOWARDS NEW HORIZONS
A Rotax-powered Comco Ikarus C42 microlight aircraft, flown by a British Royal Air Force pilot, made the world’s first flight using 100% synthetic fuel in November 2021. The multi-fuel capability of our aircraft engines, that can fly with unleaded, leaded MOGAS or AVGAS fuel, was the perfect match for this innovative project.
CELEBRATING OUR 10 MILLIONTH ENGINE
In FY22, Rotax celebrated the successful production of its 10 millionth engine in Gunskirchen, Austria. Built on over 100 years of ingenuity, Rotax powertrains are recognized for their performance, fuel efficiency and emissions profile, all over the world.
RUNNING THE KARTING SHOW
We have had another successful and spectacular racing season with big starting grids in the national and international Rotax Max Challenge (RMC) events. Beginning their second racing year, the Rotax Project E20 e-karts toured Europe with demo days and race events, showcasing their impressive power output. The e-karts, powered by an electric powerpack
BRP I 2022 ANNUAL REVIEW I 21
developed in house, ended the season as a new e-powered category in the RMC Grand Finals in the Kingdom of Bahrain. The Grand Finals saw 378 drivers, from over 60 countries, competing in seven categories during this action-packed week. We are already setting the stage for the 22nd edition of the RMC Grand Finals in Portugal, where former Formula 1 driver Antonio Pizzonia will battle it out in the MAX DD2 Masters category.
BOOSTING THE IN-FLIGHT EXPERIENCE
The renowned 915iS engine is now available with a new 24-volt power supply option, which will enable pilots to upgrade their cockpits without adding engine weight. It enables 24V aircraft board systems, supports digital displays and glass cockpit, and adds reserves for auxiliary instruments, tablets and gadgets.

MARINE GROUP
Around the world, people make memories on the water every day. By creating the BRP Marine group in 2018, we aimed to elevate that experience. In FY22, building on the behind-the-scenes work done previously, we turned our attention to how we showcase our brands, laying the infrastructure to do so.
BRP I 2022 ANNUAL REVIEW I 22

MARKET INDICATORS
512.8 Million CA$
Global sales for the year ended on January 31, 2022
21.8%
Global sales vs FY21
BRP I 2022 ANNUAL REVIEW I 23

WITH A LONG HISTORY, AND A FAITHFUL FOLLOWING AMONG THOSE WHO LOVE FISHING AND THE OUTDOORS, ALUMACRAFT HAS BEGUN TO GAIN NEW GROUND. THIS YEAR, A NEW VISUAL IDENTITY, WEBSITE, AND DEALER MARKETING TOOLS WERE PUT IN PLACE TO HELP THE BRAND BECOME EVEN MORE SUCCESSFUL.
OUTPACING THE INDUSTRY
Alumacraft retail performance on Large Vee and Mid Vee boats increased significantly compared to the previous season, outpacing the entire US aluminum fishing boat industry (16’—25’) which grew by 5.1%.
ADVANCING A STRONG BRAND
We launched a new Alumacraft visual identity, designed to build greater brand awareness and recognition, and contribute to BRP’s growth. An all-new Alumacraft website also launched on the same technology platform as our Powersports brands, for increased efficiency and economies of scale. This system enables an optimal customer experience across digital platforms.
BRP I 2022 ANNUAL REVIEW I 24
TAKING DEALER PROGRAMS TO THE NEXT LEVEL
We made new Alumacraft marketing tools and services available to boost dealer competitiveness, including the first-ever Dealer Co-Op Paid Media plans, applying our tried-and-tested Powersports model. This turnkey program gives dealers access to top-notch media placement agencies at an affordable price, maximizing ROI of dealer Co-Op funds. What’s more, we have standardized suppliers and automated processes for Alumacraft to help keep us lean, including the Co-Op Claim Centre services, Lead Management System, and Customer Satisfaction Index Survey Management.

FOR OVER THREE AND A HALF DECADES, MANITOU HAS BEEN MAKING WAVES IN PONTOONS BY PROVIDING OUTSTANDING PRODUCTS AND CUSTOMER SERVICE – IT WAS AWARDED A NATIONAL MARINE MANUFACTURERS’ ASSOCIATION CUSTOMER SATISFACTION INDEX AWARD FOR THE 20TH YEAR IN A ROW. ON TOP OF THIS, MANITOU ADOPTED SOME OF BRP’S TRIED-AND-TRUE PROGRAMS AND TOOLS THIS YEAR, AND IS NOW BETTER EQUIPPED THAN EVER TO STAND OUT AND DELIVER UNRIVALED EXPERIENCES.
GROWING SALES TO GAIN MARKET SHARE
By the end of the summer season, retail sales for Manitou recorded a solid increase compared to the same time the previous year, with notable growth in each pontoon segment. While the US pontoon industry as a whole stayed flat, Manitou’s market share also reflected growth. To support the strong, sustained demand we have seen for our Manitou boats, we announced at the beginning of FY23 an investment to expand our production capacity in Lansing and to add manufacturing and warehousing capacity in St. John’s, nearly doubling our workforce in the state of Michigan.
BUILDING A POWERFUL BRAND
In an effort to raise awareness for the brand, Manitou also got a brand new look. The revamped Manitou website went live on the same technology platform as our Powersports brands, for optimal customer experience across digital platforms.
BRP I 2022 ANNUAL REVIEW I 25

AUSTRALIA’S FAVOURITE ALUMINUM BOAT, QUINTREX HEADS A STAR CAST OF ICONIC BRANDS THAT INCLUDE STACER, SAVAGE AND YELLOWFIN PLATE. BUILDING ON PRODUCTION ADVANCES MADE IN FY21, OUR AUSTRALIAN OPERATIONS UPPED THE ANTE IN FY22, LAYING THE FOUNDATION TO CONTINUE THEIR UPWARD TREND.
CONTINUING TO LEAD THE MARKET
In FY22, we further solidified our leadership position in aluminum boats in Australia. We gained market share points, thanks to flagship brands Quintrex and Stacer. We also experienced strong retail growth year over year, spurred by sustained demand for recreational boats in Australia.
POWERING UP BRAND MARKETING
Designed to complement the national brand marketing strategy, turnkey marketing solutions for our dealers were launched across multiple channels, inspiring high uptake in the network.
BOOSTING PRODUCTION
To meet market demand, production capacity has increased at the Coomera plant, bringing with it efficiency gains. This capacity increase alone is equivalent to the production output of our competitors.
BRP I 2022 ANNUAL REVIEW I 26
FACILITATING VALUE-ADDED SALES
To make it less confusing and, therefore, easier for customers to get the right options for their lifestyle, we introduced option packages – “Boat Bundles” – on our new Quintrex product lineups. We also launched the Pro version which already includes all the most frequently requested options. This strategy creates value for dealers as well as for BRP, in addition to making the buying process a breeze for our customers.

RAISING THE BAR ON CORPORATE SOCIAL RESPONSIBILITY

AS AN ORGANIZATION BUILT ON PASSION, TRUST, DRIVE, AND INGENUITY, WE ARE COMMITTED TO ACTIVELY CREATING A BRIGHTER FUTURE FOR OUR EMPLOYEES, OUR COMMUNITIES, OUR CUSTOMERS, AND ALL OUR STAKEHOLDERS.

Our Corporate Social Responsibility (CSR) program has continued to evolve, and although the pandemic slowed some of our initiatives, our commitment never wavered. Throughout FY22, as we made progress on our existing objectives, we worked diligently to design our most ambitious program yet, CSR25, unveiled on April 11, 2022.

INTRODUCING CSR25

With bold targets and tangible initiatives, CSR25 demonstrates our commitment to doing what is right and becoming the industry leader in corporate citizenship. Specifically, its objectives include:

- Reduce the carbon footprint of our products and operations.
- Make a positive and lasting impact in our communities and the daily lives of our employees.
- Continue to make sound strategic decisions, uphold high ethical standards, and conduct our operations in a sustainable manner.

Structured to foster value creation around three main pillars—Environment, Social, and Governance—CSR25 is designed to meet specific objectives which focus on BRP's employees, communities, operations and products.

CSR25 is an integrated part of BRP's business strategy. Our Board of Directors and Executive Management team are fully dedicated to driving our CSR efforts on the path to success, with the support of five senior executives who leverage their own expertise to lead specific pillars and a dedicated team of CSR professionals.

CORPORATE SOCIAL RESPONSIBILITY

ENVIRONMENT				SOCIAL						GOVERNANCE	
OPERATIONS		PRODUCTS		COMMUNITY			PEOPLE				
Emissions in Supply Chain and Manufacturing	Packaging and Landfill Waste	In-Use Emissions and End-of-Life Recyclability	Battery-Electric Vehicles	Community Engagement	Responsible Rider	Volunteering	Diversity, Equity & Inclusion	H&S, Security & Wellbeing	Talent	Corporate Governance	Ethics & Compliance

BRP I 2022 ANNUAL REVIEW I 27

CSR
FORGING A PATH FOR SUSTAINABLE OPERATIONS
AS A GLOBAL CORPORATE CITIZEN, WE ARE COMMITTED TO STEWARDING NATURAL RESOURCES WISELY, FOR THE GOOD OF ALL. THIS COMMITMENT IS CLEAR IN THE AMBITIOUS GOALS WE HAVE SET FOR REDUCING EMISSIONS OF OUR FACILITIES, PRODUCTS, AND SUPPLY CHAIN.
ACCELERATING ELECTRIC VEHICLE R&D
To meet these ambitious goals, we are investing CA$300 million over the next five years in product development, infrastructure, production tooling and facilities, including the expansion of electric power unit development capacity at our BRP-Rotax facility in Gunskirchen (Austria), and the creation of the BRP Electric Vehicle Development Centre in Valcourt (Québec). We also committed to introducing an electric model in each of our existing product lines by the end of 2026. Furthermore, we recently confirmed our first EV models with the upcoming launch of an all-electric lineup of 2-wheel Can-Am motorcycles, which represents an additional investment.
BRP I 2022 ANNUAL REVIEW I 28 OUR G O A L S
FACILITIES BY 2030
Make our facilities carbon neutral. Achieve zero waste to landfill.
PRODUCTS BY 2035
Have 50% of our units sold as electric.
Launch new internal combustion engine models (ICE) that emit less CO than their predecessors.
2
SUPPLY CHAIN BY 2035
Reduce CO emissions from our supply chain by 25%.
2
REINVEST 1%
Of our pre-tax profits in community support by 2025.

TAKING A STAND AGAINST INTIMIDATION

People across BRP have long been highly engaged in community initiatives, volunteering, and financial giving. In 2022, in an effort to maximize our social impact within the communities we serve, we adopted a global collective cause. With so many worthy causes to choose from, we applied strict selection criteria, such as full alignment with our values and mission, extreme relevance to adults and children in all markets where BRP operates, and high potential to inspire and mobilize a wide range of stakeholders.

We have chosen to rally against intimidation. Through this firm stance, we acknowledge that intimidation is an important social challenge that can affect us at work, at home, and at play, and we commit to focusing our efforts and our drive to **Ride Out Intimidation**. As an employer and a corporate citizen with a strong presence in multiple communities around the world, we will inspire and contribute to behavior change. We believe inclusivity starts where intimidation ends.

PROMOTING RESPONSIBLE RIDING

Also key to the CSR25 Social pillar is our enhanced Responsible Rider program. We believe that when we empower all riders to ride responsibly—to look out for each other and safeguard our trails and playgrounds—we inspire an industry to welcome newcomers, build a more caring community, and generate positive experiences.

The Responsible Rider program combines action, education, and community empowerment, to enable every member of the powersports and marine communities to ride responsibly and rethink the way we approach safety, environment, and riding etiquette.

We want to be the first powersports vehicles and boats manufacturer to talk loudly and proudly about responsible riding, and position ourselves as the safest and most caring brand.

CREATING A WORKPLACE WHERE EVERYONE CAN THRIVE

We aim to foster an even more inclusive culture in which everyone feels they belong. We have embarked on a diversity, equity and inclusion (DE&I) journey. Our DE&I Strategic Framework provides the foundation for establishing priorities, defining measures, and setting targets. We have created a DE&I Council composed of employees from diverse backgrounds and workplaces, and led by two senior executives who will implement a strong action plan. We are implementing data strategies to help us measure our progress, and specific DE&I employee resource groups are also being formed to help us remove barriers and reach targets.

RIDE OUT INTIMIDATION
A BRP PROGRAM

RESPONSIBLE RIDER
A BRP PROGRAM

TO LEARN MORE ABOUT OUR CSR25 TARGETS AND OBJECTIVES, VISIT THE CSR SECTION OF BRP.COM

BRP I 2022 ANNUAL REVIEW I 29

FY22 CSR HIGHLIGHTS
PRODUCED REDUCTION ACROSS IN CARBON OUR INTENSITY OPERATIONS PER UNIT
16.7% compared to FY20
OF OUR MANUFACTURING SITES ACHIEVED 25% THE GOAL OF ZERO WASTE TO LANDFILL*
*at least 90% of waste generated was diverted from landfill
25% WOMEN BOARD OF ON DIRECTORS THE
an increase of 50% compared to FY20
27% WOMEN MANAGEMENT ON THE COMMITTEE SENIOR
stable for the last 3 years
WOMEN IN FACTORY
28% an increase of 7% compared to FY20
DONATED IN THE CA$ 9,523M LAST 5 YEARS
to support our communities
BRP I 2022 ANNUAL REVIEW I 30 CDP SCORES
CLIMATE DISCLOSURE: CHANGE B- SUPPLIER RATING (SER): ENGAGEMENT C
0.7
OVERALL RECORDABLE RECORD-BEST INCIDENT RATE TOTAL    PERFORMANCE IN FY22

FINANCIAL SECTION
BRP I 2022 ANNUAL REVIEW I 31

RECONCILIATION TABLE – FISCAL YEAR 2022

The following table presents the reconciliation of Net income to Normalized net income[1] and Normalized EBITDA[1].

		Twelve-month periods ended			
(in million of Canadian dollars)	**January 31, 2022**	January 31, 2021	January 31, 2020	January 31, 2019	January 31, 2018
					Restated[12]
Net income	**$794.6**	$362.9	$370.6	$227.3	$239.1
Normalized elements					
Foreign exchange (gain) loss on long-term debt and lease liabilities	**(13.3)**	(121.8)	10.4	69.8	(53.3)
Transaction costs on long-term debt[2]	**44.3**	12.7	--	8.9	2.1
Transaction costs and other related expenses[3]	**5.8**	1.5	2.9	2.7	--
(Gain) loss on NCIB	**21.3**	(12.2)	--	--	--
Evinrude outboard engine wind-down[4]	**0.4**	96.1	--	--	--
Depreciation of intangible assets related to business combinations	**4.1**	4.4	3.6	1.2	--
Restructuring and related costs (reversal)[5]	**(0.1)**	7.5	1.7	1.3	2.9
Gain on lease termination[6]	**(8.7)**	--	--	--	--
Gain on disposal of property, plant and equipment	**--**	(12.7)	--	--	--
(Gain) loss on litigation	**--**	(4.0)	(40.0)	1.3	5.9
COVID-19 pandemic impact[7]	**--**	10.6	--	--	--
Impairment charge[8]	**--**	177.1	--	--	--
Other elements	**3.9**	0.6	0.9	(0.1)	1.5
Income tax adjustment[9]	**(5.8)**	(45.7)	8.3	(3.8)	47.3
Normalized net income[1]	**846.5**	477.0	358.4	308.6	245.5
Normalized income tax expense[1]	**287.9**	167.1	126.8	105.4	90.2
Financing costs adjusted[1,10]	**63.4**	107.3	90.9	68.0	53.5
Financing income adjusted[1,10]	**(3.8)**	(7.6)	(2.2)	(2.2)	(2.2)
Depreciation expense adjusted[1,11]	**268.1**	255.2	230.5	176.1	149.2
Normalized EBITDA[1]	**$1,462.1**	$999.0	$804.4	$655.9	$536.2
Weighted average number of shares – diluted	**85,259,520**	88,604,984	93,813,815	99,588,888	107,917,087
Normalized earnings per share – diluted[1]	**$9.92**	$5.39	$3.83	$3.10	$2.27

[1] See "Non-IFRS Measures" section.
[2] During Fiscal 2022, the Company incurred a prepayment premium of $15.1 million and derecognized unamortized transaction costs of $29.2 million related to the full repayment of its outstanding U.S. $597.0 million Term Loan B-2.
[3] Costs related to business combinations.
[4] The Company incurred costs related to the wind-down of the outboard engine production such as, but not limited to, idle costs and other exit costs.
[5] The Company is involved, from time to time, in restructuring and reorganization activities in order to gain flexibility and improve efficiency. The costs related to these activities are mainly composed of severance costs and retention salaries.
[6] During Fiscal 2022, the Company acquired its two leased facilities in Mexico. The derecognition of related right-of-use assets and corresponding lease liabilities generated an $8.7 million gain on lease termination.
[7] Incremental costs associated with the COVID-19 pandemic such as, but not limited to, labour cost related to furloughs.
[8] During the twelve-month period ended January 31, 2021, the Company recorded an impairment charge of $177.1 million related to its Marine segment.
[9] Income tax adjustment is related to income tax on Normalized elements subject to tax and for which income tax has been recognized, offset by unrecognized tax benefits related to the Evinrude outboard engine wind-down.
[10] Adjusted for transaction costs on long-term debt and normal course issuer bid program ("NCIB") gains and losses in net income.
[11] Adjusted for depreciation of intangible assets acquired through business combinations.
[12] Restated to reflect the adoption of IFRS 15 "Revenue from contracts with customers" and IFRS 9 "Financial instruments" standards as explained in Note 31 of the audited consolidated financial statements for the year ended January 31, 2019.

BRP I 2022 ANNUAL REVIEW I 32

INFORMATION FOR INVESTORS
STOCK EXCHANGE INFORMATION
BRP Inc. subordinate voting shares are traded on the Toronto Stock Exchange under the symbol “DOO’’ and on the Nasdaq Global Select Market under the symbol “DOOO’’.
RESEARCH COVERAGE1
BMO Capital Markets • Canaccord Genuity • CIBC World Markets • Desjardins Securities • Morningstar • National Bank Financial • Northcoast Research • RBC Capital Markets • Robert W. Baird & Co. • UBS Securities • Exane BNP Paribas • Scotia Capital • TD Securities • Stifel Canada • Edgewater Research Company • Raymond James & Associates • Wolfe Research
FISCAL YEAR 2023 TENTATIVE EARNINGS CALENDAR
First Quarter: June 03, 2022
Second Quarter: September 14, 2022 Third Quarter: November 30, 2022
Fourth Quarter: To be advised
ISSUED AND OUTSTANDING SHARES
As of April 20, 2022, there were 38,108,261 Subordinate Voting Shares and 42,954,979 Multiple Voting Shares issued and outstanding, and no preferred shares were issued and outstanding.
ANNUAL SHAREHOLDERS’ MEETING
This meeting will be held at 11:00 a.m. (Eastern time) on June 3, 2022, via live webcast.
INFORMATION REQUESTS
Analysts, shareholders and interested investment professionals may direct their business-related inquiries to: Investor Relations Department: BRP Inc., 726 St-Joseph, Valcourt, Québec, Canada J0E 2L0, T +1 (450) 532-2211, ir@brp.com
SHAREHOLDER SERVICES
For shareholder-related services, including estate change of name or address, stock, transfers, settlement, lost stock certificates and duplicate mailings, please contact the transfer agent at: Computershare Investor Services Inc.: 100 University Ave., 8th Floor, Toronto, Ontario, Canada M5J 2Y1, T +1 (866) 245-4053, www-us.computershare.com/Investor
FOR MORE INFORMATION
To view the Company’s Annual Review and related financial information, to learn more about the products, to download product brochures or to find dealer locations, please visit the Company’s website at brp.com.
1Analyst coverage known to the Company as of April 1, 2022.
© BRP 2022. All rights reserved. ®, ™ and the BRP logo are trademarks of BRP or its affiliates. † All other trademarks are the property of their respective owners. Please ride responsibly. The information contained in this Annual Review was established as of May 2, 2022. Legal deposit Bibliothčque nationale du Québec 2022
FORWARD-LOOKING STATEMENTS
Certain statements in this Annual Review, including, but not limited to, statements relating to the Company’s expectation for continued strong consumer demand for its products and its ability to convert new entrants into life-long customers, statements relating to its 5-year plan referred to as “M25” or “Mission 25”, statements relating to investments in the electrification of its product lines and its expected impact on consumer experience and industry growth, statements relating to its intention to launch new electric product lines, statements relating to the launch of a new corporate social responsibility program and the implementation of related goals, and other statements about the Company’s prospects, expectations, anticipations, estimates and intentions, results, levels of activity, performance, objectives, targets, goals, achievements, priorities and strategies, financial position, market position, capabilities, competitive strengths and beliefs, the prospects and trends of the industries in which the Company operates, the expected growth in demand for products and services in the markets in which the Company competes, research and product development activities, including projected design, characteristics, capacity or performance of future products and their expected scheduled entry to market, expected financial requirements and the availability of capital resources and liquidities, or any other future events or developments and other statements that are not historical facts constitute forward-looking statements within the meaning of applicable securities laws. The words “may”, “will”, “would”, “should”, “could”, “expects”, “forecasts”, “plans”, “intends”, “trends”, “indications”, “anticipates”, “believes”, “estimates”, “outlook”, “predicts”, “projects”, “likely” or “potential” or the negative or other variations of these words or other comparable words or phrases, are intended to identify forward-looking statements.
Forward-looking statements are presented for the purpose of assisting readers in understanding certain key elements of the Company’s current objectives, goals, targets, strategic priorities, expectations and plans, and in obtaining a better understanding of the Company’s business and anticipated operating environment. Readers are cautioned that such information may not be appropriate
KEY ASSUMPTIONS
The Company made a number of economic, market and operational assumptions in preparing and making certain forward-looking statements contained in this Annual Review, including the following: reasonable industry growth ranging from slightly down to up high-single digits; market share that will remain constant or moderately increase; stable global and North American economic conditions and a limited impact from the military hostilities in Ukraine and the ongoing global health crisis; main currencies in which the Company operates will remain at near current levels; inflation is expected to remain elevated from strong demand, supply shortages and high energy prices, and is expected to gradually decline as central banks gradually increase interest rates; there will be no significant changes in tax laws or free trade arrangements or treaties applicable to the Company; the Company’s current margins, will remain at current or improved levels; the supply base will remain able to support product development and planned production rates on commercially acceptable terms in a timely manner; no new trade barriers will be imposed amongst jurisdictions in which the Company carries operations; the absence of unusually adverse weather conditions, especially in peak seasons. BRP cautions that its assumptions may not materialize and that current economic conditions may render such assumptions, although believed reasonable at the time they were made, subject to greater uncertainty.
for other purposes; readers should not place undue reliance on forward-looking statements contained herein. Forward-looking statements, by their very nature, involve inherent risks and uncertainties and are based on a number of assumptions, both general and specific. The Company cautions that its assumptions may not materialize and that current economic conditions render such assumptions, although believed reasonable at the time they were made, subject to greater uncertainty. Such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors which may cause the actual results or performance of the Company or the industry to be materially different from the outlook or any future results or performance implied by such statements.
In addition, many factors could cause the Company’s actual results, level of activity, performance or achievements or future events or developments to differ materially from those expressed or implied by the forward-looking statements, including, without limitation, the following factors, which are discussed in greater detail under the heading “Risk Factors” of its Annual Information Form: the impact of adverse economic conditions such as those resulting from the ongoing coronavirus (known as COVID-19) health crisis (including on consumer spending, the Company’s operations and supply and distribution chains, the availability of credit and the Company’s workforce); any decline in social acceptability of the Company’s products; fluctuations in foreign currency exchange rates; high levels of indebtedness; any unavailability of additional capital; any supply problems, termination or interruption of supply arrangements or increases in the cost of materials; any loss of members of the Company’s management team or employees who possess specialized market knowledge and technical skills; unfavourable weather conditions and climate change more generally; any failure of information technology systems or security breach; the Company’s international sales and operations; seasonal sales fluctuations; any inability to comply with product safety, health, environmental and noise pollution laws; the Company’s large fixed cost base; any inability of dealers and distributors to secure adequate access to capital; the Company’s competition in product lines; the Company’s inability to successfully execute its growth strategy;
NON-IFRS MEASURES
The Company’s financial statements, available under the Company’s profiles on SEDAR at www.sedar.com and on EDGAR at www.sec.gov, have been prepared in accordance with International Financial Reporting Standards (“IFRS”). This Annual Review makes reference to certain non-IFRS financial measures. These measures are not recognized measures under IFRS, do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. Rather, these measures are provided as additional information to complement IFRS measures by providing further understanding of the Company’s results of operations from management’s perspective. Accordingly, they should not be considered in isolation nor as a substitute for analysis of the Company’s financial information reported under IFRS. The Company believes non-IFRS measures are important supplemental measures of financial performance because they eliminate items that have less bearing on the Company’s financial performance and thus highlight trends in its core business that may not otherwise be apparent when relying solely on IFRS measures. The Company also believes that securities analysts, investors and other interested parties frequently use non-IFRS measures in the evaluation of companies, many of which present similar metrics when reporting their results. Management also uses non-IFRS measures in order to facilitate financial performance any failure to maintain an effective system of internal control over financial reporting and to produce accurate and timely financial statements; any inability to maintain and enhance the Company’s reputation and brands; any significant product liability claim; any significant product repair and/or replacement due to product warranty claims or product recalls; the Company’s reliance on a network of independent dealers and distributors; the Company’s inability to successfully manage inventory levels; any intellectual property infringement and litigation; the Company’s inability to successfully execute its manufacturing strategy or to meet customer demand as a result of manufacturing capacity constraints; increased freight and shipping costs or disruptions in transportation and shipping infrastructure; any failure to comply with covenants in financing and other material agreements; any changes in tax laws and unanticipated tax liabilities; any impairment in the carrying value of goodwill and trademarks; any deterioration in relationships with employees; pension plan liabilities; natural disasters; any failure to carry proper insurance coverage; volatility in the market price for the Subordinate Voting Shares; the Company’s conduct of business through subsidiaries; the significant influence of Beaudier Inc., 4338618 Canada Inc., and Bain Capital Integral Investors II, L.P.; and future sales of Subordinate Voting Shares by Beaudier Group, Bain Capital, directors, officers or senior management of the Company. These factors are not intended to represent a complete list of the factors that could affect the Company; however, these factors should be considered carefully.
Unless otherwise stated, the forward-looking statements contained in this Annual Review are made as of the date of this Annual Review and the Company has no intention and undertakes no obligation to update or revise any forward-looking statements, including to reflect future events, changes in circumstances, or changes in beliefs, unless required by applicable securities regulations. In the event that the Company does update any forward-looking statements contained in this Annual Review, no inference should be made that the Company will make additional updates with respect to that statement, related matters or any other forward-looking statement. The forward-looking statements contained in this Annual Review are expressly qualified by this cautionary statement.
comparisons from period to period, prepare annual operating budgets, assess the Company’s ability to meet its future debt service, capital expenditure and working capital requirements, and also, as a component in the determination of the short-term incentive compensation for the Company’s employees. Because other companies may calculate these non-IFRS measures differently than the Company does, these metrics are not comparable to similarly titled measures reported by other companies. “Normalized EBITDA” is defined as net income before financing costs, financing income, income tax expense (recovery), depreciation expense and normalized elements as described in the 2022 MD&A (as defined below), such as transaction costs, restructuring costs and impairment charges. “Normalized net income” is defined as net income before normalized elements as described in the 2022 MD&A, such as foreign exchange gain on long-term debt and lease liabilities, transaction costs and restructuring costs, and adjusted to reflect the tax effect on these elements. The Company refers the reader to the “Non-IFRS Measures” and “Selected Consolidated Financial Information” sections of the Company’s management’s discussion and analysis for Fiscal 2022 dated March 24, 2022 (the “2022 MD&A”), which are incorporated by reference herein, for definitions and reconciliations of Normalized EBITDA and Normalized net income presented by the Company to the most directly comparable IFRS measure. The Company’s 2022 MD&A is available under the Company’s profiles on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

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CORPORA T E H E A D Q U A R T E R S
726 Saint-Joseph Street Valcourt, Québec J0E 2L0 Canada